Exhibit (a)(1)

Westin Hotels Limited Partnership Responds to Tender Offer

     White Plains, NY, January 20, 2004 — On January 8, 2004, Westin Hotels Limited Partnership (“WHLP”) received an unsolicited tender offer from Kalmia Investors, LLC (“Kalmia”), Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the “Purchasers”), as amended on January 16, 2004, to purchase up to 117,025 limited partnership units of WHLP, at a purchase price of $725 per unit, less the amount of any distributions declared or paid on or after December 31, 2003 in respect of that unit. The 117,065 units sought to be purchased by the Purchasers pursuant to this offer represent 86.3% of the total units outstanding. Kalmia has disclosed that it already owns 18,575 units, or approximately 13.7% of the outstanding units, as of January 8, 2004.

     The Board of Directors of Westin Realty Corp. (the “General Partner”), the general partner of WHLP, has evaluated the terms of the offer and makes no recommendation as to whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer. The General Partner recommended that the limited partners consider the following factors in making their own decision about whether to accept or reject the offer as well as the factors contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 20, 2004:

1.	Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) and WHLP Acquisition LLC (the “Starwood Bidders”) have offered to purchase all of the outstanding units at a purchase price of $700 per unit, reduced by the amount of any cash distributions made or declared with respect to any units on or after December 22, 2003, to the extent that the Starwood Bidders do not receive those distributions with respect to any units accepted for payment (the “Starwood Offer”). Limited partners should note that the Purchasers are offering $25 more per unit than the Starwood Bidders, and that the Starwood Bidders have disclosed that they do not intend to increase their price. In addition, the offer is not subject to a condition that a minimum number of units must be tendered to the Purchasers, whereas the Starwood Offer includes a non-waivable condition that at least a majority of the issued and outstanding units be tendered and not withdrawn. If the Purchasers obtain a majority of the units in the offer, the Starwood Offer will be impossible to fulfill since the Purchasers have disclosed that they do not intend to tender their units to the Starwood Bidders and the Starwood Offer contains a non-waivable condition that the Starwood Bidders will not purchase the tendered units unless a majority of the units are tendered to the Starwood Bidders. For more information regarding the terms and conditions of the Starwood Offer, limited partners should refer to the Tender Offer Statement on Schedule TO filed with the SEC by the Starwood Bidders on November 4, 2003, as amended on November 24, 2003, November 25, 2003, December 5, 2003, December 12, 2003, December 22, 2003, December 24, 2003 and January 7, 2004.

2.	Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) rendered an opinion to the effect that, as of the date of such opinion, the consideration to be received in connection with the offer is fair to a limited partner from a financial point of view. However, the opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in the offer and does not constitute a recommendation to any limited partner as to whether to tender, or not tender, units in the offer. Furthermore, Houlihan Lokey has assumed, among other things, that the offer is fully subscribed and, accordingly, the opinion does not address the fairness from a financial point of view to limited partners who continue to hold units after the offer is consummated.

3.	The Purchasers have disclosed that they have no current plans or proposals that would result in an extraordinary corporate transaction, including a merger, reorganization or liquidation involving WHLP, the sale or transfer of any material amount of assets of WHLP or any other material change in WHLP's company structure or business. Because it is possible that the Purchasers will acquire a majority but not all of the Units pursuant to the offer and have no current intention to effect a back-end merger following consummation of the offer, any remaining limited partners may experience increased illiquidity of the units, which would likely have an adverse effect on the market price of the units.

4.	The Purchasers specify in their offer to purchase that Kalmia currently owns 13.7% of the outstanding units of WHLP and is offering, along with the other Purchaser, to purchase an additional 86.3% of the units outstanding. If the Purchasers acquire a majority of the outstanding units, the Purchasers will control the outcome of most decisions to be made by the limited partners. Accordingly, the Purchasers will have the ability to determine if and when the partnership is refinanced or The Westin Michigan Avenue in Chicago, Illinois (the “Michigan Avenue”), WHLP’s primary asset since 2001, is sold, to remove the General Partner, to amend the partnership agreement and/or to dissolve WHLP. Limited partners who continue to own units after the consummation of the offer may not have the ability to influence the outcome of many of the material decisions that are presented to limited partners. Furthermore, the General Partner believes limited partners will experience a reduced liquidity of their investment in WHLP if the Purchasers buy a material number of units.

5.	As reported in WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on January 20, 2004, total operating revenues, revenue per available room, average daily rate and occupancy for the Michigan Avenue in December 2003 were lower than December 2002. The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle but expects that the market will recover over the next few years, although the timing and extent of any such recovery is uncertain. Furthermore, the General Partner believes that the Michigan Avenue will not experience significant revenue and income growth in calendar year 2004 due in part to a reduced number of conventions in the Chicago area. Although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. WHLP may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per unit cash proceeds a limited partner would realize upon a sale of the Michigan Avenue or a future liquidation of WHLP may not be greater than, and may be substantially less than, Purchasers’ offer price.

6.	Although the General Partner has not actively marketed WHLP or the Michigan Avenue during the last two years, the terms of the offer and other recent tender offers for units of WHLP have been reported in newspapers with national circulation and in the hotel industry press. The General Partner believes that any potential buyers of the Michigan Avenue have become aware of the price and other terms upon which WHLP may be sold if the offer is consummated and understand that they may submit a competing offer for WHLP. Except as indicated in the next paragraph, the General Partner has not recently received any bona fide indications of interest from any potential buyers of the Michigan Avenue.

During late-November and early-December 2003 a public real estate investment trust not affiliated with Starwood or WHLP (the “Public REIT”) orally indicated to Jones Lang LaSalle Hotels (“JLL”), a nationally recognized broker, that it might be interested in an acquisition of the Michigan Avenue. The Public REIT conducted a limited amount of due diligence, including reviewing certain information provided by WHLP and touring the Michigan Avenue. After such due diligence the Public REIT informed JLL that it was concerned with the hotel market in Chicago in calendar year 2004 and was not interested in actively pursuing a transaction.

     More detailed information regarding the General Partner’s position with respect to the offer is contained in WHLP’s Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the SEC on January 20, 2004 and is available on the SEC’s website at www.sec.gov.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

# # # # #

3